Exhibit 99.1

Foresight Signs Agreement with Leading Indian Tier-One for Revenue Potential of up to $19.5 Million Between 2025- 2029

Foresight and Excava, a leading Indian Tier-One Supplier, intend to establish a locally incorporated partnership or joint venture to invest in manufacturing and sales activities in India. Foresight will be responsible for the technology and know-how transfer while Excava will handle manufacturing and sales activities in the Indian market.

Ness Ziona, Israel – March 13, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a commercial cooperation agreement (the “Agreement”) with Excava Attachers Pvt. Ltd. (“Excava”), a leading Indian Tier-One automotive supplier. Under the Agreement, both parties will cooperate to promote Foresight’s advanced 3D perception systems across a wide range of sectors, including automotive, off-highway, unmanned aerial vehicles (UAVs), defense, railways and logistics, including autonomous and heavy machinery in India.

Pursuant to the Agreement, the parties will jointly promote Foresight’s 3D perception systems in India, which are expected to generate potential revenues of up to $19.5 million from 2025 to 2029. Excava will also introduce Foresight to leading Indian and global automotive original equipment manufacturers (OEMs).

Based on initial results of the cooperation under the Agreement between the parties, Foresight and Excava intend to form a local joint venture in India to manufacture and sell advanced perception solutions. The partnership would be based on a jointly developed strategy and business plan and its aim would be to enhance cooperation between both parties, with details on funding and operations to be finalized by both parties. Additionally, Excava may consider a direct strategic investment in Foresight, with the amount and terms to be negotiated in the future. This potential partnership aims to leverage both parties’ strengths to drive innovation and growth in the industry.

“We are excited about our strategic cooperation with Foresight, which may open exciting new possibilities for both parties. By integrating Foresight’s advanced 3D perception technology into our partners’ offerings, we shall aim to enhance efficiency, improve quality, and unlock opportunities across diverse segments such as drones, commercial vehicles, agriculture, and heavy machinery in India,” said Karan Lamba, director of Excava.

“We are proud to announce our strategic cooperation with Excava, which represents an important step in our efforts to innovate and expand into the Indian market and beyond. The potential investment from Excava is a strong vote of confidence in our capabilities and future potential. Moreover, the intended joint venture presents an opportunity to collaborate on advanced perception solutions that could set new benchmarks for industry standards. We believe that this cooperation will drive progress for both companies and support technological advancements in the industries we serve. Together, we aim to deliver innovative solutions to the market,” said Mr. Oren Bar-On, Chief Executive Officer of Foresight Changzhou Automotive Ltd.

About Excava

Excava Attachers Pvt. Ltd. is a leader in providing durable and reliable attachment solutions for the excavation and construction industries. Excava’s mission is to supply products that stand the test of time and enhance operational efficiency. Excava offerings range from light, precise sheet metal parts to the heaviest fabricated components, including Excava renowned VIBRO RIPPER. Engineered for endurance, the VIBRO RIPPER features a mix of in-house developed parts and exclusive, patented components from Excava partnership with a Korean firm.

Through Excava’s relationship with JCB INDIA LTD, Excava has also ventured into the development of a prototype rock breaker, further cementing its reputation for reliability in the construction sector.

Excava specializes in providing precision products for the off-highway equipment market segment, with a unique focus on serving the Indian market.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the contents of the Agreement and the potential joint venture and collaboration with Excava, Excava’s potential strategic investment, the potential benefits of the joint venture and collaboration, the potential revenues to be derived from the collaboration and the timing thereof, the belief that the intended joint venture presents an opportunity to collaborate on advanced perception solutions that could set new benchmarks for industry standards, the belief that this cooperation will drive progress for both companies and support technological advancements in the industries it serves, and the belief that this cooperation may lead to delivering innovative solutions to the market. The Company may not enter into or complete a definitive agreement based on the Agreement. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654